David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

December 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed November 13, 2012 File No. 333-177463

Dear Mr. McTiernan:

By letter dated November 28,, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed on November 13, 2012.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 28, 2012 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 7 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended registration statement marked to show changes is enclosed for your convenience.

Risk Factors
AE could be materially adversely affected by its level of indebtedness, page 7

1.	Please revise the table on page 7 to reconcile the Post-Separation amounts to the pro forma amounts shown on your pro forma balance sheet on page 36.

COMPANY RESPONSE

The Debt Ratio table on page 7 has been revised to reflect the pro forma Post-Separation amounts, as well as the Pre-Separation amounts as of August 17, 2012 immediately before the Separation.

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
December 14, 2012

 Pro Forma Capitalization, page 33

2.	Please revise the table on page 33 to reconcile the pro forma equity amounts to the pro forma amounts shown on your pro forma balance sheet on page 36.

COMPANY RESPONSE

The pro forma capitalization table on page 33 has been revised to reflect the pro forma equity amounts, consistent with the pro forma balance sheet on page 36.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements, page 35

3.
We note your disclosure that the excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. This disclosure is inconsistent with the pro forma balance sheet and accompanying notes which do not show any allocation to goodwill. Please revise to clarify this apparent conflict.

COMPANY RESPONSE

The disclosure cited by the Staff has been removed, thereby eliminating the apparent conflict.

4.
We note your disclosure that the Company has prepared a cash flow projection for the patents and determined that positive cash flows are not expected. Please reconcile this disclosure to your recognition of patents at fair value as indicated on page 39.

COMPANY RESPONSE

The disclosure cited by the Staff has been revised to properly identify the cash flow projection and resulting patent valuation.

Unaudited Condensed Consolidated Pro Forma Statement of Operations for the year ended December 31, 2011, page 38

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
December 14, 2012

5.	Please tell us why you have not included pro forma adjustment to eliminate Patent impairment expense given your recognition of patents at fair value as indicated on page 39.

COMPANY RESPONSE

The pro forma income statement for the period ended December 31, 2011 has been amended to reverse any patent impairment expense.
6.	Please expand footnote (4) on page 37 and 38 to disclose how you determined the expected useful life of the patents.

COMPANY RESPONSE

The Company has revised footnote (4) of the pro forma income statements to disclose that the useful life of the patents was determined by the patent’s expiration year of 2027, thus providing for a 15 year/180 month amortization period.

Note 1 - Acquisition of AudioEye, Inc. by AEAC, page 39

7.
We note that you have determined that fair value of the patents based upon the Company’s market value, as being the purchase price between market participants at the date of the acquisition, less the Company’s net assets at the time of purchase. It appears that you have used the residual method, which ASC 805-20-S99-3 states should not be used to value intangible assets other than goodwill. Please tell us how you considered ASC 805 which requires entities to separately measure the fair value of identifiable assets (i.e., the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date). Also, tell us what consideration you gave to other valuation techniques (e.g., income approach). Refer to ASC 820-10.

COMPANY RESPONSE

The Company’s use of the residual method for valuation is now understood to be an unacceptable method in the valuation of certain identifiable intangible such as patents.  As such, in order to fairly and appropriately identify the value of the patent at the date of Separation, the Company considered other methods of valuation.

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
December 14, 2012

The Company considered the Market Approach, but determined it to be an inappropriate measure of value, since the Company found no comparable transaction within the specific market with similar technology that had no infringement issues associated with it.

The Company also considered the Cost Approach, which was found to be inappropriate because it does not take into consideration market and industry conditions and other elements of risks associated with attaining future income streams, and there are no non-infringing substitute technologies available in the industry with the same utility as the patented technology.

With regards to the Income Method, the Company previously utilized this method of valuation in its analysis of the patents at December 31, 2011.  The results of this analysis, which utilized the historical cash flows of the Company, indicated that there existed an impairment of the patent, and the Company recorded this impairment accordingly.

The Company has prepared a new valuation analysis to determine any economic benefit from the patent as of the date of Separation, and has used its best efforts to properly and fairly identify any reliably identifiable source of revenue, under the guidelines that the identifiable value of the patent is defined as “the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date”.  The Company thoroughly evaluated all possible future revenue sources and determined that, with the exception of the government licensing, no other revenue source could be fairly and accurately indentified with any certainty.  In determining potential future cash flows, the Company utilized historical data provided by the US census to determine similar governmental licensing of intangible property.  The cash flow was expanded to project revenues over the next 15 years (the useful life of the patent, which expires in 2027).  Using standard discounting techniques, the present cash value of the patent was calculated at $3,551,814.  The Company has therefore determined the value of the patents at the date of Separation to be $3,551,814, and has included this amount in the purchase price allocation.  The Company has revised Note 1 of the Notes to the Pro Forma Financial Information accordingly.

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
December 14, 2012

8.
To the extent that you do record goodwill as part of the transaction, please disclose a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition. Refer to ASC 805-30-50-.

COMPANY RESPONSE

The Company has revised Note 1 of the Notes to the Pro Forma Financial Information to disclose that the goodwill recognized of $700,528, “is comprised of the expected synergies and intangible assets that do not qualify for separate recognition”

9.
Please tell us how you determined that the services agreement should be accounted for as contingent consideration, including how you considered the provisions of paragraphs 20-22 of ASC 805-10-25. In addition, we note that the amount of the contingent liability is based upon the estimates provided by CMGO. Please tell us how you determined that the amount as calculated using CMGO’s estimates is the fair value of the contingent liability, how you determined that the fair value of the contingent consideration was determinable(refer to paragraphs 18-20 of ASC 805-20-25), the authoritative literature upon which you relied, and how it supports your accounting treatment.

COMPANY RESPONSE

After careful consideration, and further review of ASC 805-10-25-20-22, the Company has determined that the Services Agreement should be deemed a separate transaction and, as such, requires neither inclusion in the financial statements nor any consideration for a contingent liability. The estimated revenues provided by CMGO were specific to the Services Agreement, whereas the Royalty Agreement is based upon the Company’s projection of certain future cash flows related to patent enforcement.  As such, the CMGO estimates will not be considered as a fair value of the contingent liability. The Company has revised Note 2 to the Notes to the Pro Forma Financial Information accordingly.

Consolidated Financial Statements, pages 42-52

Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
December 14, 2012

10.	Please update the financial statements and all related disclosures, including MD&A and pro forma information, in accordance with Rule 8-08(b) of Regulation S-X.

COMPANY RESPONSE

The Company has updated the financial statements and all related disclosures, including MD&A, and pro forma information, to September 30, 2012, in accordance with Rule 8-08(b) of Regulation S-X, as requested.

*           *           *
Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 7.  Concurrently herewith, the Company is filing a request for acceleration which contains the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

David L. Ficksman

DLF:tms

Cc:           Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.

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